Exhibit 99.1

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 800 252 3526 David Marshall, PhD Ph: 353 1 709 4444

ELAN ANNOUNCES CHANGES IN BOARD OF DIRECTORS

DUBLIN, Ireland – May 22, 2008 – Elan Corporation, plc (NYSE: ELN) today announced the appointments of Mr. Patrick Kennedy and Mr. Donal O’Connor, and the retirement of Mr. Laurence Crowley, as non-executive directors of the company, effective as of May 22, 2008.

Mr. Kyran McLaughlin, Chairman of Elan, said, “We are delighted to welcome Mr. Kennedy and Mr. O’Connor to the Board of Elan.  Their experience and enthusiasm for the Company and its objectives will add greatly to the operations of our Board.”

Mr. McLaughlin continued, “On behalf of the full Board of Directors, we also would like to thank Mr. Crowley for his outstanding contributions and dedicated service as a member of the Board over the past 12 years.  We wish him all the best in his future endeavors.”

Board Appointments:

Mr. Patrick Kennedy (39) is Chief Executive of Paddy Power plc, an international betting and gaming group listed on both the London and Irish Stock Exchanges.  Mr. Kennedy was previously Chief Financial Officer of Greencore Group plc and prior to that worked with McKinsey & Company and KPMG.  Mr. Kennedy is a graduate of University College Dublin and a Fellow of the Institute of Chartered Accountants in Ireland.

Mr. Donal O’Connor (57) was a Senior Partner of PricewaterhouseCoopers in Ireland from 1995 until 2007. He is a member of the PricewaterhouseCoopers Global Board and a former Chairman of the Eurofirms Board.  He is chairman of the Dublin Docks Development Authority, a member of the board of the Irish Auditing and Accounting Supervisory Authority and the Administrator of Icarom plc.  He is a graduate of University College Dublin and a Fellow of the Institute of Chartered Accountants in Ireland.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

Source: Elan Corporation, plc
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